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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-24843
CUSIP NUMBER 02364V 10 7

NOTIFICATION OF LATE FILING

(Check One):    Form 10-K   Form 20-F   Form 11-K   Form 10-Q
 Form N-SAR   Form N-CSR

For Period Ended: March 31, 2005

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

America First Tax Exempt Investors, L.P.

Full Name of Registrant

Former Name if Applicable

1004 Farnam Street, Suite 400

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska  68102

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant shares accounting and managerial resources with another public company, America First Apartment Investors, Inc. (“APRO”).   APRO was required to comply with the internal controls assessment and attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 with respect to its Form 10-K for the year ended December 31, 2004.  Accordingly, a significant amount of the Registrant’s accounting and managerial resources were devoted to completing the documentation and assessment of APRO’s internal controls and the completion of APRO’s Form 10-K, as well as the completion of APRO’s Form 10-Q for the first quarter of 2005.  As a result of the foregoing factors, the Registrant was not able to complete its Form 10-Q for the quarter ended March 31, 2005, for filing on May 16, 2005 without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michael J. Draper (Name)	402 (Area Code)	930-3045 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes   No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[Net income for the period ending March 31, 2005 is approximately $800,000 compared to a net loss of approximately $37.8 million for the period ending March 31, 2004.  The primary difference relates to a cumulative effect of accounting change reported in the prior period of approximately $38.0 million due to the implementation of FIN 4R which required the Company to consolidate previously unconsolidated variable interest entities.  The remaining increase in net income is primarily attributed to the change in value of derivative instruments. ]

         America First Tax Exempt Investors, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 16, 2005                                       By:       America First Capital Associates Limited Partnership Two, general partner of the Registrant

                                                                        By:       America First Companies L.L.C., general partner of the general partner of the Registrant

                                                                        By:       /s/ Michael J. Draper

                                                                                    Michael J. Draper, Chief Financial Officer